

July 5, 2011

<u>Via E-Mail</u>

Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People's Republic of China

>   **Re: China Fire & Security Group, Inc.**
>   **Preliminary Schedule 14A**
>   **Filed June 10, 2011**
>   **File No. 001-33588**
>
>   **Schedule 13E-3**
>   **Filed June 10, 2011 by China Fire & Security Group, Inc., Amber**
>   **Parent Limited, Amber Mergerco, Inc., Li Brothers Holdings Inc.,**
>   **Jin Zhan Limited, Vyle Investment Inc., Small Special Technology**
>   **Inc., Weigang Li, Brian Lin, Weishe Zhang, Bain Capital Asia**
>   **Integral Investors, L.P., and Bain Capital Investors, LLC**
>   **File No. 005-80997**

Dear Ms. Ling:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please advise us as to what consideration was given as to whether Bain Capital Asia Fund, L.P. and Bain Capital Fund X, L.P. should be named as a filing person. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance's

Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

2.   Please ensure that Mr. Li, Mr. Lin and Mr. Zhang sign the Schedule 13E-3, as all filing persons are required to do.

Introduction

3.   We note your disclaimer in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete this disclaimer as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person's Schedule 13E-3.

4.   Similarly, revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

Item 3. Identity and Background of Filing Person

5.   Please include the disclosure in this item and Item 10 in an appropriate location in the proxy statement.

Preliminary Proxy Statement

6.   Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1

7.   Please revise the disclosure in the fifth bullet point under the caption "Interests of the Company's Directors and Executive Officers in the Merger" to provide the RMB amount in US dollars.

Questions and Answers About the Merger, page 13

8.   Please consider consolidating this section with the Summary Term Sheet to avoid duplication of disclosure.

Cautionary Statement Regarding Forward-Looking Statements, page 17

9.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately

following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

Special Factors

10. Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction *at this time*.

Background of the Merger, page 19

11. Please revise to disclose the price offered by Party A on October 8 and 20, 2010.

12. We note in the sixth paragraph of page 21 that Barclays Capital submitted preliminary valuation materials to the special committee. Provide the disclosure required by Item 1015(b) of Regulation M-A with respect to this Barclays Capital presentation and the presentations made on May 20, 2011. If any of these Barclays Capital presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A.

13. Please revise the entry for May 20, 2011 to disclose why the Rollover Investors preferred the Bain Capital transaction over the Party A transaction.

Recommendation of Our Board of Directors and Special

The Recommendation of the Special Committee, page 24

14. Please address how any filing person relying on the Barclays Capital opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investors, rather than all security holders unaffiliated with the company.

15. We note the disclosure in the last paragraph on page 28 that the discussion preceding it includes "a number of the material factors considered by the special committee" in making a recommendation. If the board of directors adopted the special committee's analyses and conclusions (as described in our comment below), please revise this section to ensure that all such material factors are described in the proxy statement.

Recommendation of the Company's Board of Directors, page 29

16. Please revise here to state whether the board of directors determined that the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

17.   We note that the special committee adopted the Barclays Capital analyses and opinion. We also note that the board of directors considered the special committee's analysis and conclusions in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the special committee's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of Barclays Capital, Financial Advisor to the Special Committee, page 30

18.   We note the disclosure in the first paragraph that the special committee retained Barclays Capital to render an opinion as to the fairness to the unaffiliated holders of the company's common stock of the consideration to be received in the merger. Please reconcile this disclosure with the second paragraph in which you disclose that Barclays Capital rendered its opinion with respect to shareholders other than the Rollover Investors. As you know, it is our position that directors, executive officers and other security holders are affiliates of a registrant.

19.   Please revise your disclosure on page 32 to explain why May 13, 2011 was selected as the Reference Date by Barclays Capital.

20.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA and P/E information for each comparable company that is the basis for the multiples disclosed on page 33 with respect to the Selected Publicly Traded Comparable companies, (ii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 35 with respect to the Selected Comparable Transaction analysis.

21.   With respect to the Selected Publicly Traded Comparable analysis, please explain why, in determining the price range of $5.16-$8.32, Barclays Capital selected a range of 9.0x-14.5x P/E FY2011E in light of the higher top multiple developed through the analysis and appearing in the table on pages 33-34.

22.   With respect to the Discounted Cash Flow analysis, we note the disclosure that Barclays Capital used the "estimated unlevered free cash flows of the Company for the period fiscal year 2011 and 2015 but that such a line-item does not appear in the projections included on page 41 of the proxy statement. Please advise or revise.

23.   Also with respect to the Discounted Cash Flow analysis, revise your disclosure to show how Barclays Capital arrived at the range of present values from the projected financial data.

24.   With respect to the Selected Comparable Transaction analysis, please explain why Barclays Capital selected a range of 9.0x-14.0x LTM EBITDA a range of 8.0x-12.0x for LTM EBITDA in the Discounted Cash Flow analysis.

25.   Please revise the section captioned "General" to quantify the fee paid to Barclays Capital. Also, provide the disclosure required by Item 1015(b)(4) with respect to Barclays Capital and the parties listed in clauses (i) and (ii) of that Item.

Purposes and Reasons of the Sponsors, page 36

26.   Please delete the first clause in this section as well as similar language under the caption "Purposes and Reasons of the Rollover Investors." Your determination to file the Schedule 13E-3 and your inclusion of the Sponsors, Parent, Merger Sub and Rollover Investors as filing persons indicate that this is a going private transaction in which these persons are participating and, as such, they are required to provide specific disclosure under the rules applicable to this transaction, not under a "possible interpretation" of those rules.

Purposes and Reasons of the Rollover Investors, page 37

27.   Similarly, your inclusion of the Rollover Investors as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 39) to remove doubt from this conclusion, currently stating that the Rollover Investors "may be deemed" affiliates of the company.

28.   We note that you have defined the term "Rollover Investors" on page 1 to exclude Mr. Li, Mr. Lin and Mr. Zhang. Please revise this section and the remaining disclosure to ensure that these individual filing persons provide all required disclosure under Schedule 13E-3.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 38

Position of the Rollover Investors Regarding the Fairness of the Merger, page 39

29.   Please revise each section to disclose the factors that underlie each filing person's apparent substantive fairness determination. Refer to Item 1014 of Regulation M-A.

30.   Please revise each section to address the detrimental aspects of the transaction described on page 42 or any other potentially negative factors affecting these filing persons' fairness determination.

Management's Projected Financial Information, page 40

31.   Please disclose the full set of financial projections made available to Barclays Capital instead of a summary as you indicate on page 40.

32.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Interests of the Company's Directors and Executive Officers in the Merger, page 46

33.   Please describe the employment agreement contemplated for Mr. Li and Mr. Lin.

Common Stock Ownership of Management and Certain Beneficial Owners, page 80

34.   Please tell us, with a view toward revised disclosure, why the Bain entity that filed a Schedule 13D/A does not appear on this table as a beneficial owner of 59.1% of the company's common stock.

Selected Financial Information, page 84

35.   Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Where You Can Find More Information, page 86

36.   We note your reference to our "Public Reference Room." Please note that we no longer have such a reference facility. Please revise.

37.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions